SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(c) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(d)

(Amendment No. 2)*

ONCOLYTICS BIOTECH INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

682310-10-7 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No . 682310-10-7	Page 2 of 6 Pages

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) Dean Wilson Curtis

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No . 682310-10-7	Page 3 of 6 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (Isis Capital Corporation f/k/a Curtis Investment Corporation)

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 0

12	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 4 of 6 Pages

Item 1 (a).	Name of Issuer:

Oncolytics Biotech Inc. (“Oncolytics”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7

Item 2 (a).	Name of Person Filing:

Dean Wilson Curtis (“Curtis”) and Isis Capital Corporation (“Isis”)

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The residential address of Curtis and the business address of Isis is 902D, 500 Eau Claire Ave. S.W., Calgary, Alberta T2P 3R8

Item 2 (c).	Citizenship:

Curtis is a Canadian citizen. Isis is an Alberta, Canada corporation.

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

682310-10-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 5 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

Curtis: 0 Common Shares Isis: 0 Common Shares

(b) Total percentage of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Curtis: 0 Common Shares Isis: 0 Common Shares

(ii) Shared power to vote or to direct the vote:

Curtis: 0 Common Shares Isis: 0 Common Shares

(iii) Sole power to dispose or to direct the disposition of

Curtis: 0 Common Shares Isis: 0 Common Shares

(iv) Shared power to dispose or to direct the disposition of

Curtis: 0 Common Shares Isis: 0 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 682310-10-7	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2004	/s/ Dean Wilson Curtis
Dean Wilson Curtis

Isis Capital Corporation

	By:	/s/ Dean Wilson Curtis
	Name:	Dean Wilson Curtis
	Its:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)